Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Q1
	2010	2009	2008	2007	2006	2005

Fixed charges
Interest expensed and capitalized	276	9,462	11,689	12,012	8,749	13,952
Amortized premiums, discounts and capitalized expenses related to
indebtedness					-	-
Estimate of the interest within rental expense	104	365	381	357	297	306
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-

Fixed charges	380	9,827	12,070	12,369	9,046	14,258

Earnings
Add	29,119	140,747	138,178	113,646	104,548	87,950

Pretax income from continuing operations before adjustment for minority
interests in consolidated subsidiaries or income or loss from equity investees	28,739	130,920	126,108	101,277	95,502	73,692
Fixed charges	380	9,827	12,070	12,369	9,046	14,258
Amortization of capitalized interest	-	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising
from guarantees are included in fixed charges	-	-	-	-	-	-

Less					-	-
Interest capitalized					-	-
Preference security dividend requirements of consolidated subsidiaries					-	-
Minority interest in pre-tax income of subsidiaries that have not incurred
fixed charges					-	-

Earnings	29,119	140,747	138,178	113,646	104,548	87,950

Ratio of earnings to fixed charges	76.63	14.32	11.45	9.19	11.56	6.17